UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission file number: 001-38514

Puxin Limited

5/F, Building 4, Dingjun Building, 75 Suzhou Street, Haidian District

Beijing 100080, the People’s Republic of China

+86 10 8260 5578

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puxin Limited

Date: April 28, 2022	By:	/s/ Yunlong Sha
Name: Yunlong Sha
Title: Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated April 28, 2022